MEMORANDUM OF UNDERSTANDING
RELATIVE TO
Television and Film joint venture agreement by and between
Platinum Media. Inc. and Best of Times Productions

THIS MEMORANDUM OF UNDERSTANDING ("MOU") is made as of this 25th day of July, 2020,

BY AND BETWEEN

Platinum Media INC. T/A Platinum Studios, a Delaware Corporation ("SYNDICATOR") of which Ameri Metro, Inc., a Delaware corporation ("Ameri Metro"), is a 25% shareholder,

AND

Best of Times Productions, a Wyoming corporation ("CO / SYNDICATOR")

Best of Times Productions and Platinum Media INC. T/A Platinum Studios shall be hereinafter together referred to as **"PARTIES"**, and individually as **"PARTY"**.

WHEREAS:

Upon the execution of this **MEMORANDUM OF UNDERSTANDING RELATIVE TO** Television and Film joint venture agreement by and between Platinum Media. Inc. T/A Platinum Studios and Best of Times Productions

1. Film joint venture agreement. Best of Times Productions will partner with Platinum Studios on its television and feature film projects on a "first look" basis through Platinum Studios' subsidiary company, Frontline Media.

2. Joint Venture Price. Platinum Studios will provide the total funding of One Hundred & Fifty Million dollars set aside in form of 48,387 Ameri Metro Inc. class B share @ 3,100 per share to be used as currency solely for development of the joint venture agreement by and between Platinum Media Inc. T/A Platinum Studios and Best of Times Productions.

3. Noncompetition/Non-solicitation Agreement. The definitive Joint Venture Agreement shall contain noncompetition and non-solicitation provisions as mutually agreed upon by CO / SYNDICATOR, SYNDICATOR, not to include each such Principal Owner or its affiliates or employees.

4. Joint Venture Agreement. Best of Times Productions will provide no less than three projects per quarter to Frontline Media for their consideration. Any pre-approved television and/or feature film projects by Frontline Media, in which Best of Times Productions presents to Frontline Media and is fully produced from the Platinum

Media Inc. T/A Platinum Studios provided funding, as stated above, Platinum Media Inc. T/A Platinum Studios shall receive ninety-seven and a half percent (97.5%) of all gross profit generated from each individual project produced through the Platinum Media Inc. T/A Platinum Studios provided funding. Best of Times Productions will receive the remaining two and a half percent (2.5%) of all gross profit. Any and all additional individuals (i.e. Writer, Director, Cast, Executive Producer, Producer, etc.) and/or entities that share with the production of the individual projects will receive, given they are pre-approved in writing by Platinum Media Inc. T/A Platinum Studios, profit sharing percentages out of Platinum Media Inc. T/A Platinum Studios share of gross profits. It is also known that through the individual TV/film projects that will be produced through the Platinum Media Inc. T/A Platinum Studios film funds mentioned above, many sets, structures, sound stages and the like will be built per the needs of the individual projects, as provided by the Platinum Media Inc. T/A Platinum Studios film funds with a pre-approved budget per individual project.

5. Timing. The Joint Venture will be in force immediately upon signing of this MOU and will stay in force, unless the funding, in full, is not provided to Best of Times Productions. The Joint Venture Agreement will continue till the $150,000,000 funding is exhausted solely by Best of Times Production's television and feature film projects that were pre-approved by Frontline Media and Platinum Media Inc. T/A Platinum Studios.

6. Exclusive Dealing. CO / SYNDICATOR, not to include its Principal Owner(s), its affiliates, or its employees, agrees that from the date of acceptance of this MEMORANDUM OF UNDERSTANDING by SYNDICATOR until December 31, 2020, CO / SYNDICATOR (a) will not enter into any other Joint Venture Agreement with any other person or entity, (b) will not negotiate or accept any other agreement with any third party and (c) will notify SYNDICATOR of any unsolicited offers to purchase all or any part of the Joint Venture Agreement value; provided, however, if this MEMORANDUM OF UNDERSTANDING is terminated pursuant to Section 8 hereof prior to December 31, 2020, then CO / SYNDICATOR shall no longer be bound this Section 7.

7. Termination. This MEMORANDUM OF UNDERSTANDING may be terminated: (i) by the mutual agreement of the parties, or (ii) by either party if the parties fail to perform their duties on or prior to December 31, 2020. Upon the termination of this MEMORANDUM OF UNDERSTANDING, all of the parties' obligations will terminate without any obligation of any of the parties.

8. Binding Agreement. This MEMORANDUM OF UNDERSTANDING reflects the present understanding and intention of the parties and except as specified in the next sentence is intended to constitute a binding agreement between the parties. Notwithstanding the foregoing, the provisions of Sections 9-10 hereof shall be

binding upon and enforceable against the parties hereto and shall survive the termination of this MEMORANDUM OF UNDERSTANDING.

9. General. This MEMORANDUM OF UNDERSTANDING may not be amended, waived or rescinded except pursuant to a written agreement duly executed by the parties hereto. This MEMORANDUM OF UNDERSTANDING may be executed in one or more counterparts, each of which when taken together shall constitute one and the same agreement, and each of which shall constitute an original copy of this MEMORANDUM OF UNDERSTANDING. Signatures delivered via facsimile, or electronically via PDF or TIFF or JPEG or the like shall have the same legal weight and effect as original signatures.

10. Governing Law. This MEMORANDUM OF UNDERSTANDING shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania without regard to conflicts of law principles.

IN WITNESS WHEREOF, the PARTIES hereto have executed this Memorandum of Understanding the day and year first above written.

Best of Times Productions Wyoming Corporation ("CO / SYNDICATOR")



SIGNED BY : Omar Mortaza, President
For and on behalf of Best of Times Productions ("CO / SYNDICATOR")

Witness :_____

Platinum Media Inc. T/A Platinum Studios ("SYNDICATOR")

SIGNED BY : Shah Mathias, President
For and on behalf of Platinum Media INC. T/A Platinum Studios ("SYNDICATOR")

Witness :_____
          Todd Reynold, Acting Secretary